UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE QUOTES, INC.

(Name of Subject Company)

LIFE QUOTES, INC.

(Name of Person Filing Statement)

Common stock, par value $0.003 per share

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Life Quotes, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is Life Quotes, Inc.; Suite 102; 8205; South Cass Avenue; Darien, IL 60561; Phone: 630-515-0170.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes hereto, this “Schedule 14D-9”) relates to the shares of common stock, par value $0.003 per share, of the Company (collectively, the “Shares” and each, a “Share”). As of the close of business on June 1, 2010, there were 6,767,691 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated herein by reference. The Company’s website is www.lifequotes.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by LQ Acquisition, Inc., an Illinois corporation (“LQ Acquisition Inc.”) wholly owned and controlled by Robert S. Bland, the president and chief executive officer of the Company (“Bland”), pursuant to which LQ Acquisition Inc. has offered to purchase all the outstanding Shares not otherwise owned by LQ Acquisition Inc. for $4.00 net per Share in cash without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”), filed by LQ Acquisition Inc. with the Securities and Exchange Commission (the “Commission”) on June 10, 2010.

The Company takes no responsibility for the accuracy or completeness of any information described herein that is contained in the Schedule TO, including information concerning LQ Acquisition Inc., its affiliates, officers or directors, any actions or inactions proposed to be taken by LQ Acquisition Inc. or any failure by LQ Acquisition Inc. to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

The Offer will remain open from June 10, 2010 until 12:00 midnight, New York City time on August 12, 2010 (the “Offer Period”), unless extended by LQ Acquisition Inc.

As of June 1, 2010, LQ Acquisition Inc., owned 2,108,045 Shares, representing approximately 31% of the aggregate outstanding Shares of the Company. Additionally, LQ Acquisition Inc. has entered into share tender agreements (the “Share Tender Agreements”) with each of Zions Bancorporation (“Zions”) and William V. Thoms (“Thoms”) whereby Zions and Thoms have each agreed to tender all their Shares to LQ Acquisition Inc. for the Offer Price. In the aggregate, Zions and Thoms own 2,857,624 Shares or approximately 42% of the Company’s outstanding common stock, which, together with the Shares held by LQ Acquisition, Inc., represents approximately 73% of the Company’s outstanding common stock. Accordingly, after giving effect to the Share Tender Agreements, LQ Acquisition, Inc. would own 4,965,669 Shares or approximately 73% of the aggregate outstanding Shares of the Company. Each Share is entitled to one vote per Share.

The Offer is subject to, satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by LQ Acquisition Inc., Zions, Thoms or their respective affiliates immediately prior to the expiration of the Offer.

Another condition to the Offer, which may be waived by LQ Acquisition Inc. in its sole discretion, is that, together with the Shares held by LQ Acquisition Inc., there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares. The Offer is also conditioned upon the execution of a note whereby the Company loans $19,000,000 to LQ Acquisition Inc. to consummate the Offer (the “Note”).

If, following the consummation of the Offer, LQ Acquisition Inc. owns at least 90% of the outstanding Shares, LQ Acquisition Inc. will cause the Company to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the stockholders who have not tendered their Shares in the Offer will be converted into the right to receive an amount in cash equal to the Offer Price.

Based on the number of Company Shares owned by LQ Acquisition Inc., Zions, Thoms and their respective affiliates on June 1, 2010, approximately 901,012 Shares need to be tendered for the non-waivable majority of the minority condition to be satisfied, and approximately 3,982,877 Shares need to be tendered for LQ Acquisition Inc. to own at least 90% of the aggregate outstanding Shares of the Company and to effect a short-form merger.

In connection with the Offer, the Company’s Board of Directors (the “Board”) established a special committee (the “Special Committee”) to evaluate the Offer. See Item 4 “The Solicitation or Recommendation—Background of the Offer.” The members of the Special Committee are Timothy F. Shannon, Richard F. Gretsch and Bruce J. Rueben. None of the members of the Special Committee or Board is affiliated with LQ Acquisition Inc. or has any interest in the Offer other than as described under Item 3 “Past Contacts, Transactions, Negotiations and Agreements.”

Timothy F. Shannon became a director of the Company in January 1998. Since 1991, he has been President of Bradner Smith & Company, a subsidiary of Bradner Central Company. In 1995, he was appointed to the Bradner Central Company Board of Directors. Bradner Central Company, headquartered in Elk Grove Village, Illinois, is a wholesale paper distribution company. Mr. Shannon holds a B.S. in Business Administration from the University of Illinois.

Richard F. Gretsch became a director of the Company in August 1999. He currently serves as global offering manager for AT&T Global Network Services and has held this position since AT&T purchased the IBM global network. Mr. Gretsch had been global offering manager for IBM Internet Connection Service since 1995. Mr. Gretsch holds a B.S. in finance and accounting from the University of Arizona and a M.B.A. from the University of Notre Dame.

Bruce J. Rueben became a director of the Company in January 1998. He has been president of the Florida Hospital Association since 2008. Previously, he was president of the Minnesota Hospital and Health Care Partnership, Minnesota’s hospital association, from 1998 until 2008. From 1994 to 1998, Mr. Rueben was president of the Maine Hospital Association. From 1989 to 1994, Mr. Rueben was senior vice president and assistant treasurer of the Virginia Hospital Association. Mr. Rueben holds a B.S. from the Virginia Commonwealth University School of Business and a M.B.A. from the University of South Carolina.

The other directors on the Board, other than Bland, who were not on the Special Committee were Mr. Thoms, Admiral Jeremiah A. Denton, Jr. and John B. Hopkins.

Mr. Thoms has served as the Company’s Executive Vice President, Chief Operating Officer and as a director since 1994. From 1988 to 1993, Mr. Thoms was responsible for our operations and customer service departments. Mr. Thoms is a founding stockholder. Prior to joining us, Mr. Thoms was a sales manager for Western Dressing, Inc., a privately held salad dressing manufacturing company, from 1972 to 1987.

Admiral Jeremiah A. Denton, Jr. became a director of the Company in August 1999. He currently serves as president of the National Forum Foundation. Admiral Denton was elected as a United States Senator from Alabama in 1980, and served from 1981 to 1987. From 1987 to 1989, Admiral Denton, after being appointed by President Reagan, served as chairman of the presidential Commission on Merchant Marine and Defense. Admiral Denton holds a B.S. from the United States Naval Academy and an M.A. in international affairs from George Washington University.

John B. Hopkins became a director of the Company in August 2004. He currently serves as Chief Executive Officer of ProviderPay, a subsidiary of Zions Bancorporation. Previously, he was Vice President, Finance of Zions Bancorporation, a position he held from 2003 to 2006. From 2001 to 2003, he was the Chief Financial Officer of the e-Commerce Unit of Zions Bancorporation. From 1998 to 2000, he was Director, Financial Planning of Citrix Systems in Fort Lauderdale, Florida. Mr. Hopkins holds a B.S. in finance from the University of Utah and an M.B.A. from the University of Chicago.

The Schedule TO states that the address and telephone number of LQ Acquisition Inc.’s principal executive office is LQ Acquisition Inc.; c/o Life Quotes, Inc.; Suite 102; 8205 S. Cass Avenue; Darien, IL 60561.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements, understandings or any actual or potential material conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) LQ Acquisition Inc. or its executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

LQ Acquisition Inc. Share Ownership; Interlocking Directors and Officers.

As of June 1, 2010, LQ Acquisition Inc., beneficially owned 2,108,045 Shares. As a result, LQ Acquisition Inc. holds approximately 31% of the aggregate outstanding Shares of the Company.

Of the seven members of the Board, only Bland is also a director or officer of LQ Acquisition Inc.

Of the remaining six members of the Board, only Thoms serves as an officer of the Company. Thoms is a director and also the executive vice president and chief operating officer of the Company. John B. Hopkins serves as a director and is an affiliate of Zions.

LQ Acquisition, Inc. has entered into the Share Tender Agreements with Zions and Thoms. Under the Share Tender Agreements, Zions and Thoms have agreed to tender all the Shares they own to LQ Acquisition Inc. in exchange for the Offer Price. After taking into account the Shares that have been tendered to LQ Acquisition, Inc. under the Share Tender Agreements, LQ Acquisition Inc. would own 4,965,669 Shares of the Company or approximately 73% of the aggregate outstanding common stock of the Company.

Director and Officer Ownership of Shares.

If the directors and executive officers of the Company who own Shares, except for Bland who has transferred his Shares to LQ Acquisition, Inc., tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of June 1, 2010, the directors and executive officers of the Company, other than Bland, beneficially owned in the aggregate 501,766 Shares, excluding any Shares they have a right to acquire pursuant to stock options.

If the directors and executive officers, other than Bland who has transferred his Shares to LQ Acquisition, Inc., were to tender all of their Shares, excluding any Shares they have a right to acquire pursuant to stock options, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by LQ Acquisition Inc., the directors and executive officers would receive an aggregate of $2,007,064 in cash.

As of June 1, 2010, members of the Board (including Bland) beneficially owned in the aggregate 2,609,811 Shares, excluding any Shares they have a right to acquire pursuant to stock options. As of June 1, 2010, members of the Special Committee beneficially owned in the aggregate 6,778 Shares excluding any Shares they have a right to acquire pursuant to stock options. As discussed below in Item 4 “The Solicitation or Recommendation—Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than LQ Acquisition Inc.) currently intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Director and Officer Stock Options.

Certain officers and directors of the Company, like many other Company employees, hold vested stock options, which may be exercised in accordance with their terms and the Shares acquired thereby may be tendered in the Offer. However, some of Company’s outstanding stock options are exercisable at prices higher than the Offer Price. Accordingly, the Company does not expect all option holders to exercise their stock options in connection with the Offer.

The number of vested stock options held by the directors and executive officers of the Company and the weighted-average exercise price as of December 31, 2009 is set forth below. Many of these vested stock options have an exercise price that is less than the Offer Price.

Name of Directors and Executive Officers	Number of Vested Options	Weighted- Average Exercise Price
Robert S. Bland	23,333	$3.49
William V. Thoms	22,433	$3.51
Phillip A. Perillo	175,000	$3.99
Admiral Jeremiah A. Denton, Jr.	10,833	$5.46
Timothy F. Shannon	10,833	$5.46
Bruce J. Rueben	10,833	$5.46
John B. Hopkins	7,500	$5.05
Richard F. Gretsch	10,833	$5.46

If, following the consummation of the Offer, LQ Acquisition Inc. owns at least 90% of the outstanding Shares, the Company believes that LQ Acquisition Inc. will cause the Company to consummate a short-form merger in which all remaining stockholders would receive the same price per Share as was paid in the Offer, without interest.

In the event LQ Acquisition Inc. completes a short-form merger after the expiration of the Offer, any unexercised stock options will be cancelled.

On April 12, 2010, the Company amended the employment agreements of each of Bland, Thoms and Phillip A. Perillo, Senior Vice President and Chief Financial Officer (“Perillo”). These amendments were made in order to bring the employment agreements of these three executive officers into compliance with Internal Revenue Code (“IRC”) Sections 280G and 409A, as these IRC Sections were enacted subsequent to the dates the employment agreements were initially entered into. The amendments, among other things, (i) revise the definitions of “Change in Control”, “Disabled”, “Disability” and “Good Reason” to bring the definitions into compliance with IRC Sections 280G and 409A, (ii) revise the timing of payments previously provided for under the employment agreements. No additional amounts are payable to the executive officers under their respective employment agreements as a result of the amendments.

The Company does not know if LQ Acquisition, Inc. plans on terminating Thoms or Perillo after the consummation of the Offer or if Thoms or Perillo will leave voluntarily after consummation of the Offer. But if LQ Acquisition, Inc does terminate Thoms or Perillo without cause or Thoms or Perillo quit for good reason, then Perillo or Thoms, as the case may be, shall be entitled to a severance payment equal to the product of that individual’s base salary in effect on the termination date of their employment, multiplied by two, payable in cash in a lump sum on or before the fifteenth day following the date of termination.

Compensation to Members of the Special Committee.

As compensation for services rendered in connection with serving on the Special Committee, Messieurs Shannon, Gretsch and Rueben each will receive a fee of $500 for each telephonic and in-person meeting of the Special Committee attended by such member.

Services and Other Transactions with LQ Acquisition Inc.

The Company has entered in the Note with LQ Acquisition Inc. The Note provides that the Company will loan LQ Acquisition, Inc. $19,000,000 to enable it to consummate this Offer. The execution of the Note is a condition to the consummation of the Offer by LQ Acquisition, Inc. LQ Acquisition, Inc. can only draw funds under the Note if it receives, together with the Shares owned by LQ Acquisition, Inc., tenders for at least 90% of the Shares. If LQ Acquisition, Inc. does draw on the Note, the funds will be due five days after the short form merger occurs.

The Company has agreed to provide call center services to LQ Acquisition, Inc. in connection with this Offer.

Item 4.	The Solicitation or Recommendation.

Recommendation.

The Special Committee has unanimously and the Board has determined that the Offer is fair to the Company’s unaffiliated stockholders. Accordingly, the Special Committee and the Board recommend, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee and the Board made this determination after carefully considering the Offer, the prospects and value of the Company, and other relevant facts and information, and after discussing such factors with their counsel and financial advisor. The factors that were relied upon by the Special Committee and the Board in making their recommendations are described below. See “—Reasons for the Special Committee’s and the Board’s Recommendation.” Mr. Bland did not deliberate in any decision regarding the Offer.

A copy of a letter to the Company’s stockholders from the Special Committee and the Board stating that the Special Committee and the Board believe the Offer is fair and that the stockholders should tender their Shares in the Offer is filed as Exhibit (a)(2)(A) to this Schedule 14D-9, and is incorporated herein by reference.

Background of the Offer

During the last several years, from time to time, the Board has examined various methods to increase shareholder value, including ceasing to be a public reporting company. In addition to looking at other strategies to increase shareholder value, the Board had also implemented a stock repurchase program on January 31, 2008.

On June 2, 2008, Osmium Partners , LLC (“Osmium”), a greater than five percent shareholder of the Company, sent a letter to the Board arguing that the Company has “underperformed the market” for the last five years, among other things. It noted that “the domain name Insure.com holds great value to the insurance industry and potential strategic buyers.” It urged the Board to “hire a banker and immediately progress with a sale of the business.” It also attached that letter as an exhibit to its Schedule 13D filing. As part of this effort, Osmium contacted various directors to press their case. After receiving that letter, the Company has entertained various proposals and strategies to increase shareholder value. Osmium Partners continued to press for changes.

On July 24, 2008, the Board re-authorized the repurchase of up to 600,000 Shares, which was an increase of 397,062 Shares over the remaining Shares that could have been repurchased under the January 2008 Share repurchase authorization.

On March 20, 2009, the Company received a letter from a third party or “Party A” that expressed an interest in acquiring the company at $3.55 per Share subject to due diligence and other qualifications. The Board met and reviewed this proposal. The Board, believing that there was greater value to be obtained, offered to show Party A the first quarter financial results and revised financial projections. As part of the process in reviewing the letter from Party A, the Board requested that its counsel, Duane Morris LLP (“Duane Morris”), offer a confidentiality agreement with a standstill provision to Party A to enable the Company to provide additional information to Party A. Duane Morris and Party A held several conversations in an attempt to negotiate an acceptable confidentiality agreement.

At the April 13, 2009 Board meeting, the Board formally reviewed Party A’s letter of March 20, 2009, reviewed its fiduciary duties in light of such offer with outside counsel and listened to management perspectives on the offer. The Board also received and reviewed a third party valuation analysis prepared by Matt Friesl.

Matt Friesl’s presentation showed the Company’s stock to be worth between $3.64 to $5.95 per share (based on a public market analysis based on five comparable companies selected by Matt Friesl); $4.00 to $6.55 per share (based on a public market analysis assuming a 10% premium); $1.98 to $4.00 per share (based on a 52 week trading range analysis through April 8, 2009) and a discounted cash flow valuation of $3.71 to $4.56 a share based on a weighted average cost of capital of 10-14% and an exit multiple of 8.0-10.0x last twelve months earnings before interest, taxes and depreciation). The Matt Friesl presentation is attached hereto as Exhibit (c)(5).

After reviewing the proposal and the presentations, the Board decided it could not support an offer at this price level but wanted to engage in further discussions with Party A. As such the Board directed Duane Morris to again attempt to negotiate a confidentiality agreement with a standstill. Duane Morris and Party A’s counsel then held a number of calls and traded drafts of a confidentiality agreement.

As part of the process and analysis with Party A, the Company became aware that Zions could be interested in selling its Shares back to the Company. Zions holds approximately 33.6% of the total Shares of the Company. Management of the Company developed two alternative proposals for Zions: the first was to purchase Zions’ Shares for $3.75 per Share if it could raise debt sufficient to finance such a transaction; and the second was to pay Zions $4 a Share where the Company would pay approximately $4.7 million in cash and Zions would finance the remainder of the purchase price over 60 months with a right to convert the debt into equity upon the occurrence of certain events. As a result, Mr. Bland, as chief executive officer, and Mr. Perillo, as chief financial officer, called representatives of Zion’s management to discuss these two alternatives. Zion’s management informed the Company’s management that it would review these alternatives and contact them.

In late April 2009, Bland and Perillo, at the direction of the Board, contacted Party A to note that the Company was not for sale but that they were still willing to listen to any reasonable proposals. Bland and Perillo conveyed the Board’s desire that it would not be supportive of moving forward with any transaction without a standstill agreement in place. Duane Morris then again contacted counsel for Party A and further attempted to negotiate a confidentiality agreement and standstill provision with Party A. The Company never was able to finalize a confidentiality agreement with a standstill provision with Party A.

On May 6, 2009, Mr. Bland provided the Board with an update on the potential reacquisition of the Zions Shares along with an update on Zions potential financing transaction. Messieurs Bland and Perillo contacted Zions a number of times in an attempt to obtain formal documents from Zions. Zions never provided documents to memorialize any agreement.

On July 1, 2009, the Board received a letter from QuinStreet, Inc. (“QS”) expressing an interest in buying the internet domain name “Insure.com” and certain other related content and assets. QS signed a non-disclosure agreement, and the Company began negotiating terms for a potential sale with QS.

By August 10, 2009, QS provided the Company with a draft letter of intent to buy certain assets for $16,000,000 with a 45 day exclusivity period. On August 21, 2009 the Company held a Board meeting, reviewed their duties under Delaware law, discussed the letter of intent sent by QS, and approved signing the letter of intent with QS with a limited exclusivity that provided the Company with the ability to contact parties who had otherwise previously expressed an interest in acquiring all or a significant portion of the Company.

Over the next few months, QS provided drafts of the relevant transaction documents. Representatives of Duane Morris and internal and external counsel for QS exchanged drafts of the various documents and held numerous telephone calls to negotiate these documents. On several occasions, Messieurs Bland, Thoms and Perillo participated in these negotiation calls.

Messieurs Bland and Perillo contacted a very limited number of parties who had previously expressed an interest in the Company. By late September 2009, Party A provided a written expression of interest to purchase the Company at $4.50 per Share subject again to due diligence and other material conditions. No other party was willing to express formal written interest. In part due to the very limited due diligence conducted by Party A, the Board re-executed the letter of intent with QS with an extended exclusivity period lasting until October 15, 2009.

On October 9, 2009, the Board held a telephonic meeting to review and approve the QS transaction. On that call, the Board discussed its fiduciary duties and approved the sale of assets to QS. The Board also received a fairness opinion from Raymond James (“RJ”) and a special Delaware law opinion from Edwards Angell Palmer & Dodge LLP (“Edwards Angell”). The Board asked Edwards Angell Palmer & Dodge for its opinion as to whether the QS Transaction required a stockholder vote because Section 271 of the DGCL provides that a sale of substantially all or substantially all of the assets of the corporation must be approved by a stockholder vote. The opinion delivered by Edwards Angell concluded, subject to the assumptions in its opinion, that a Delaware court should conclude that the approval of the Company’s stockholders is not required under section 271 of the DGCL in connection with the QS Transaction. See “Summary of Opinion Delivered by RJ in connection with the QS Transaction” below. Before hiring RJ, Messieurs Bland, Thoms and Perillo interviewed and reviewed proposals from a number of nationally recognized investment banks and fairness opinion providers. After these interviews, management recommended that the Board hire RJ. At a meeting with the Board, the Board decided to hire RJ, in part based on its reputation, deep insurance industry expertise and cost effective proposal.

On October 9, 2009, the Company announced the sale of the “Insure.com” domain name and related assets to QS for $16 million, comprised of $15 million in cash and a $1 million note due in October 2010 (the “QS Transaction”). As part of the announcement, the Company noted that “the Company intends to hire an investment banker and review all of its options for use of the transaction proceeds, which the Company intends to return to shareholders in some fashion.”

After a review of a number of proposals and interviews with potential investment banking firms, at the end of October 2009, the Company hired RJ to begin the process of reviewing its options to use the QS Transaction proceeds.

In late October through mid November, RJ prepared evaluation materials and indentified potential transaction partners. From the middle of November through early January, RJ contacted potential transaction partners to see if they had an interest in the Company and negotiated non-disclosure agreements. Evaluation materials were distributed to the potential partners, and RJ held conference calls and meetings with interested parties. Generally members of the management did not participate in these informational discussions. RJ also responded to requests for additional information.

On December 10, 2009, RJ updated the Board. RJ had identified 66 prospects and spoke with 49 of them. They had executed 11 non-disclosure agreements and were in the process of negotiating 20 more. The other 18 parties they spoke with declined to sign a non-disclosure agreement and engage in further discussion.

The Board met again on January 28, 2010 and RJ updated the Board on its progress. By that meeting, RJ had received five preliminary indications of interest. By that time, RJ had spoken with 57 prospects, of which 26 parties executed a nondisclosure agreement and received confidential information memos. Eighteen of the parties had no further interest after receiving the confidential information memo, five submitted written proposals and three expressed possible future interest. The written expressions of interest, including one from a party referred to as “Party B”, included valuation ranges from $3.60 to $6.52 per Share, all subject to further due diligence and other material conditions. RJ continued to follow up with these proposals and provide further information to these parties. Members of management generally did not participate in these discussions.

On February 3, 2010, largely as a result of the QS sale transaction, the Company reported a record net profit of $14.2 million, or $2.09 per fully-diluted Share, for the year ended December 31, 2009, including a one-time gain on sale of assets of $15.6 million. Excluding the one-time gain on sale, the Company recorded a pre-tax loss of $1,143,000 during 2009 as compared to a loss of $999,000 for 2008.

In February 2010 the Company established a data room and provided access to three companies that made written proposals to acquire the Company, including Party B. During February and March, the Company and RJ engaged in a number of conversations in an attempt to develop the written expressions of interest into a firm offer to acquire the Company. Management did not participate in these discussions. Following completion of additional due diligence procedures, none of the companies expressing interest in acquiring the Company were willing to submit a revised proposal other than Party B. Representatives of Party B met with Messieurs Bland, Perillo and Thoms and RJ at the Company headquarters on February 12 and on April 20. Mr. Bland also met alone with representatives of Party B in March.

On April 21, 2010, RJ had a call with the Board to update them on their progress. At that meeting, RJ presented a draft letter from Party B, which desired to acquire all of the Shares of the Company for a formula-based purchase price of $5,775,084 plus the amount of cash and marketable securities held by the Company. The final purchase price to stockholders would be reduced by any operating losses subsequent to March 31, 2010 and all transaction expenses. The offer was subject to due diligence and other conditions. Each party was responsible for its own costs of any transaction, which would have reduced the cash to the Company stockholders upon a closing. RJ estimated that the letter proposed a purchase price to stockholders of approximately $3.91 per Share less any operating losses subsequent to March 31, 2010. The proposal expired seven days after it was made.

On April 22, 2010, the Board had a call where they reviewed this term sheet from Party B. After a review, the Board directed RJ to contact Party B and request that it revise their expression of interest to eliminate these contingencies and to raise the price at which they had an interest. RJ thereafter contacted Party B.

On April 28, 2010, the Company reported results for the first quarter ended March 31, 2010. It reported revenues of $2.4 million, a decrease of 39 percent from revenues of $4.0 million in the first quarter of 2009. There was a net loss of $789,000, or $0.12 per Share, for the first quarter of 2010, compared to a profit of $192,000, or $0.03 per Share for the same quarter of 2009.

On April 29, 2010, the Board received an updated term sheet from Party B. This updated term sheet proposed a purchase price of $4.00 per Share subject to due diligence and other qualifications, including obtaining consents from certain of the Company’s business partners. This updated term sheet included as a condition to closing that the Company’s operating loss from March 31, 2010 until closing could not be more than $2,000,000. Again, any fees and expenses would be assumed by each party, potentially reducing the cash stockholders would receive. On April 30, 2010, the Board had a call and received an update from RJ on their progress and the offer from the Party B. In an attempt to receive an improved transaction, the Board instructed RJ to ask Party B for a proposal with fewer contingencies and more certainty of closing. Again after this meeting RJ contacted Party B and its advisors.

On May 25, 2010, the Board held another meeting. At that meeting RJ presented the Board with updated information on the proposal from Party B based on conversations with Party B and its advisors. Party B was still conducting due diligence procedures and considering its proposal. Advisors for Party B stated to RJ a willingness to remove certain of its contingencies. After a Board discussion, LQ Acquisition, Inc. provided the Board with the following letter:

LQ Acquisition, Inc.

c/o Robert S. Bland, 8205 South Cass Avenue, #102, Darien, IL 60561

May 25, 2010

The Board of Directors

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

Dear Members of the Board:

We are pleased to advise you that LQ Acquisition Inc. (“LQA”), a corporation controlled by Robert S. Bland, intends to commence a cash tender offer for all of the outstanding shares of common stock (“Shares”) of Life Quotes, Inc. (the “Company”) not owned by LQA or its affiliates at a purchase price of $3.75 per share in cash. LQA currently owns approximately 31% of the outstanding Shares. The tender offer price would represent a 20.5% premium over Monday’s closing price of $3.11 per share.

The tender offer will be conditioned upon, among other customary conditions, (i) the non-waivable condition that there shall be validly tendered and not withdrawn Shares that constitute at least a majority of the outstanding Shares not owned by LQA or its affiliates immediately prior to the expiration of the tender offer, (ii) the condition that there shall be validly tendered and not withdrawn Shares that constitute at least 90% of the outstanding Shares, and (iii) the execution of a note whereby the Company will loan $18 million to LQA to allow LQA to pay for the tendered Shares.

Upon successful completion of the tender offer, LQA will cause the Company to execute a “short-form” merger promptly under Delaware law in which all Shares held by remaining third party stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest.

We are aware, of course, of the Board’s efforts over the past 18 months to enhance stockholder value by hiring an investment banker and considering third party offers and expressions of interest to acquire the Company. We believe, however, that the tender offer price of $3.75 per Share represents a fair value for the Company.

In addition to an offer which we believe fairly values the Company, stockholders will benefit from immediate liquidity in an uncertain economic environment. Also, no due diligence is required and the transaction can be closed quickly.

Our current intention is to commence the tender offer on or about May 28, 2010.

If the Board intends to form a special committee to respond to our proposal, we hereby advise you that Robert S. Bland would support such an effort.

Very truly yours,

LQ Acquisition Inc.

By:
Robert S. Bland
President & Chief Executive Officer

Upon advice of counsel, the Board then established the Special Committee consisting entirely of disinterested directors to evaluate the tender offer. In considering whether or not a director was disinterested, the Board considered whether or not directors had any relationships with the Company that would impair their independence. In part the Board reviewed the Nasdaq market standards of independence. Among other things, the Board considered i) any past or present employment or other relationships with the Company ii) any compensation made directly to (or for the benefit of) the director or a family member of the director, iii) business relationships between the director or any of his affiliated organizations and the Company, iv) any charitable donations made by the Company to a charitable organization for which the director or any of his family members are executive officers, v) whether the director would be an owner in the Company after the transaction and vi) the number of Shares and options held by the directors. The directors on the Special Committee included Timothy F. Shannon, Richard F. Gretsch and Bruce J. Rueben. The Special Committee was provided with broad discretion, including the ability to negotiate with third parties and to recommend or not recommend any offers received. None of Mr. Bland, Mr. Thoms or John B. Hopkins, an affiliate of Zions, participated in any review or deliberation in connection with the Special Committee’s decision to support the Offer. Neither did any other director who was not a member of the Special Committee deliberate in any decision with respect to the Offer.

On May 26, 2010, the Special Committee had a call to discuss the letter sent by LQ Acquisition Inc. on May 25. The Special Committee conveyed to RJ that although they appreciated the timing to a possible closing and the form of the Offer, they would not be supportive of the $3.75 offer price. The Special Committee also directed RJ to contact Party B and convey the message that Party B needed to provide its best possible offer with as few contingencies as possible and the highest price it was willing to pay. RJ alone contacted both Party B and us. Then, on May 27, 2010, LQ Acquisition Inc. provided the Special Committee with this second letter:

LQ Acquisition, Inc.

c/o Robert S. Bland, 8205 South Cass Avenue, #102, Darien, IL 60561

VIA E-MAIL

May 27, 2010

Mr. Patrick T. DeLacey

Raymond James & Associates

555 West Washington

Suite 1650

Chicago, IL 60661

Dear Mr. DeLacey:

LQ Acquisition Inc. (“LQA”), a corporation controlled by Robert S. Bland, is hereby submitting a revised and higher cash bid to buy all of the outstanding shares of common stock (“Shares”) of Life Quotes, Inc. (the “Company”) not owned by LQA or its affiliates at a purchase price of $4.00 per share in cash. LQA currently owns approximately 31% of the outstanding Shares. This tender offer price would represent a 29 percent premium over the latest closing price of $3.11 per share.

The tender offer will be conditioned upon, among other customary conditions, (i) the non-waivable condition that there shall be validly tendered and not withdrawn Shares that constitute at least a majority of the outstanding Shares not owned by LQA or its affiliates immediately prior to the expiration of the tender offer, (ii) the condition that there shall be validly tendered and not withdrawn Shares that constitute at least 90% of the outstanding Shares, and (iii) the execution of a note whereby the Company will loan $20.5 million to LQA to allow LQA to pay for the tendered Shares.

Upon successful completion of the tender offer, LQA will cause the Company to execute a “short-form” merger promptly under Delaware law in which all Shares held by remaining third party stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest.

We are aware, of course, of the Board’s efforts over the past 18 months to enhance stockholder value by hiring an investment banker and considering third party offers and expressions of interest to acquire the Company. We believe, however, that the tender offer price of $4.00 per Share represents a fair value for the Company.

In addition to an offer which we believe fairly values the Company, stockholders will benefit from immediate liquidity in an uncertain economic environment. Also, no due diligence is required and the transaction can be closed quickly.

Our current intention is to commence the tender offer on or about June 3, 2010.

Very truly yours,

LQ Acquisition Inc.

By:
Robert S. Bland
President & Chief Executive Officer

On June 2, 2010, Party B submitted an updated proposal to the Special Committee that offered $4.00 per Share subject to due diligence and certain contingencies. The proposal stated that Party B would use its best efforts to close the transaction within 75 days of signing a definitive agreement. The proposal stated several conditions to closing including the condition that the operating loss (inclusive of transaction-related fees, costs and expenses) from March 31, 2010 until closing would not exceed $2,000,000. The proposal was also conditioned upon entering into a definitive agreement and related agreements that were to the satisfaction of Party B in its sole discretion and the condition that the Company’s financial condition had not deteriorated.

On June 2, 2010 the Special Committee held another call. It met to discuss the revised offer by LQ Acquisition Inc. and the revised offer proposed by Party B. The Special Committee was still concerned about the number of contingencies and uncertainties associated in the offer from Party B. Party B confirmed to RJ who confirmed to the Special Committee that they had still not completed their legal or business due diligence. As all the members of the Special Committee were not present at this meeting, they decided to hold another meeting on June 4, 2010.

On June 4, 2010, with all members present, the Special Committee held another meeting via telephone conference call. After review of the two proposals, Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness, from a financial point of view, of the consideration to be received by shareholders pursuant to the Offer. Then the Special Committee reviewed a number of both positive and negative factors associated with the Offer. After a discussion, the Special Committee voted unanimously to reject the offer from Party B in part because i) it did not offer consideration greater than the Offer, ii) it was subject to a number of material and significant contingencies when compared to the Offer including due diligence conditions, the successful negotiation of definitive agreements, and a contingency based on the operating losses not exceeding $2,000,000 before closing, iii) it would likely take substantially more time for stockholders to receive value for their Shares through Party B’s proposal than to accept the Offer and iv) the Special Committee did not believe Party B was dedicating the resources necessary or otherwise motivated to close a transaction because Party B never sent a more detailed proposal, including a proposed acquisition agreement, as the Special Committee through RJ had requested on several occasions. The Special Committee also voted unanimously to support the Offer, to state that they found the Offer to be fair, and recommend to the Company’s stockholders to tender their Shares in the Offer.

On June 10, 2010, LQ Acquisition Inc. launched a tender offer to acquire all the Shares of the Company that it did not already own.

On July 8, 2010, the Board had a call to discuss, among other things, the fairness of the Offer. After the Board reviewed Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness of LQ Acquisition Inc.’s proposal. Then the Board reviewed a number of both positive and negative factors associated with LQ Acquisition Inc.’s proposal similar to the factors discussed by the Special Committee during their June 4 meeting. After a discussion, the Board voted to support the Offer, to state that they found the Offer fair, and recommend to the Company’s stockholders to tender their Shares in the Offer. Mr. Bland did not deliberate in any decision and is not taking a position with respect to the Offer. The Board also discussed its reasons for agreeing to structure the tender offer transaction so that the Company loaned the funds to LQ Acquisition Inc. The Board believed that the Offer was the best way available for the Company to distribute cash consideration to the stockholders of the Company, and the loan was required for the Offer to be consummated. The Board came to the conclusion that if they did not distribute the cash in the Company to the stockholders through the Offer, the continued losses due to the Company’s operations could continue to deplete the Company’s cash reserves and diminish the value of the Shares held by the Company’s stockholders.

Reasons for Special Committee’s and the Board’s Recommendations.

In reaching their recommendations that the Offer Price is fair to the Company’s unaffiliated stockholders , and their recommendations, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee and the Board considered a number of factors, including the following:

Factors Supportive of Our Fairness Determination

The Company’s Operating Performance. The Company’s life insurance commission revenue decreased $1,093,000, or 32%, for the first quarter of 2010, when compared with the same period in 2009. Total policies sold by the Company in the first quarter decreased 16% from 4,720 to 3,973, and the average revenue per policy decreased by 22%, from $872 to $804, accounting for $920,000 of the decrease in commission revenue. In the first quarter of 2010, Company had a net loss of $789,225 compared to a net gain of $192,434 in the same period in 2009. The Company continues to struggle financially and its Share price continues to suffer. If the Company’s continues to perform poorly, the stock price could deteriorate. Further losses continue to reduce the Company’s cash holdings, making a transaction in the future potentially more difficult. Because the Company continues to struggle financially, the Special Committee and the Board believe that the Offer represents a good opportunity for stockholders to receive consideration now for their Shares that might not be achievable through continued investment in the Company. The Company’s past performance has negatively impacted the Share price, and, as a result, the Special Committee and the Board believe that a transaction returning this cash to its stockholders now would benefit the stockholders.

Premium Paid. The Offer Price represents a premium of approximately 28% of the $3.12 closing price of the Shares on June 3, 2010, the last trading day prior to the date the Special Committee approved the Offer and a premium of 44% compared to the last closing price before the public announcement of the Offer. Based upon advice from RJ, the Special Committee and the Board believe this premium is comparable to the premiums offered in similar transactions because the median one-day premium for similar transactions was 44.8% in RJ’s presentation. RJ’s presentation, under “Premiums Paid Analysis” notes that one day premiums for similar merger and acquisition transactions announced between January 2008 and June 3, 2010 was 44.8%. Because of the size of the transactions and proximity in time, the Special Committee and the Board believe that they are comparable to the Offer.

Financial and Business Prospects of the Company and Management’s Projections of Future Performance. The Company does not as a matter of course make detailed public projections as to future operating performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, LQ Acquisition Inc. has been provided non-public internal financial forecasts and certain other information regarding the Company’s anticipated future operations.

The internal financial forecasts and other forward-looking information were prepared by management of LQ and have not been approved by the Board or the Special Committee. The internal financial forecasts and other forward-looking information were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The financial projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summary of these internal financial forecasts and other information is not being included in this Offer to influence your decision whether to tender your Shares in the Offer, but because these internal financial forecasts were made available by the Company to LQ Acquisition, Inc.

These internal financial forecasts and other information were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company and its management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the potential failure of the Company to develop competitive products; factors affecting pricing; fluctuation in demand and revenues; factors affecting operating expenses and potential unanticipated charges; the failure to retain key management personnel of the Company; risks associated with any pending or future litigation; adverse reaction to the Offer by customers, suppliers and strategic partners and other risks and uncertainties described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2009, as amended, and the Company’s report on Form 10-Q for the period ended March 31, 2010. In addition, the internal financial forecasts and other information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts and other information were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the e-commerce and insurance brokerage markets, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. The internal financial forecasts and other information also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts and other information in should not be regarded as an indication that the Company, LQ Acquisition Inc., or their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, LQ Acquisition Inc., or their respective affiliates advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, LQ Acquisition Inc. nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these projections or that the projections will be achieved. The Company has made no representation to LQ Acquisition Inc. or any of its affiliates concerning these projections.

The Special Committee and the Board considered the Company’s financial and business prospects and management’s projections of future performance. Based on the relatively slow and uncertain growth prospects of the Company projected by management, the Special Committee and the Board believe the Offer is fair to the stockholders. The Special Committee and the Board reviewed management’s financial projections as of May 21, 2010 which are shown in the table below:

Projected Results As of 5/21/10	2010					2011	2012	2013	2014
	Q1	Q2	Q3	Q4	Total

Revenue
Life Commissions:
-Telephone	2,474,861	1,976,084	1,962,058	2,437,708	8,850,711	11,891,261	11,891,261	11,891,261	11,891,261
-Online	203,336	330,657	329,032	329,032	1,192,058	1,316,130	1,316,130	1,316,130	1,316,130
-Remote/Outside Agents	(448)	51,224	365,885	1,189,126	1,605,787	5,854,159	6,220,044	6,585,929	6,951,814
Life Renewal Commissions	389,131	389,131	389,131	389,131	1,556,524	1,587,654	1,619,408	1,651,796	1,684,832
Life Settlements	15,302	15,302	15,302	15,302	61,208	0	0	0	0
Health Commissions	43,430	43,000	42,500	42,000	170,930	145,291	123,497	104,972	89,227
Click Revenue	32,197	40,000	50,000	60,000	182,197	920,969	995,857	1,082,264	1,182,495
Revenue Share	(713,939)	(614,918)	(610,746)	(737,543)	(2,677,146)	(2,677,145)	(2,677,145)	(2,677,145)	(2,677,145)
Remote Agent Fees	693	500	500	500	2,193	0	0	0	0

Total Revenue	2,444,563	2,230,980	2,543,662	3,725,257	10,944,462	19,038,319	19,489,051	19,955,206	20,438,613

Expenses
Marketing	251,540	271,180	356,380	403,480	1,282,580	4,523,507	4,562,916	4,602,326	4,724,735
Operations	1,964,629	2,007,596	2,164,094	2,424,867	8,561,186	10,056,364	10,193,729	10,331,095	10,468,460
General and Administrative	856,409	856,409	856,409	856,409	3,425,636	3,596,918	3,776,764	3,965,602	4,163,882
Depreciation and Amortization	204,866	183,167	172,317	172,317	732,667	670,042	643,080	618,832	470,746

Total Expenses	3,277,444	3,318,352	3,549,200	3,857,073	14,002,069	18,846,831	19,176,489	19,517,854	19,827,823

Operating Income (Loss)	(832,881)	(1,087,373)	(1,005,538)	(131,815)	(3,057,607)	191,488	312,561	437,352	610,790

Paid Policies	3,973	2,986	3,365	5,011	15,335	24,146	24,610	25,073	25,537

In making these projections, the Company’s management needed to make many assumptions. The Company’s management assumed that Company’s in-house call center would increase to 50 agents by the end of 2010 and remain at that level through 2014. The Company’s management also assumed that its outside agent program would grow to 75 agents by the end of 2010 and increase by five agents per year thereafter. The Company’s management based the growth in click revenue from 2010 to 2014 on the expected benefits of a maturing website and sales of excess leads generated by the website. The Company’s management also assumed that its marketing expenses would increase to meet the needs of the growing number of agents for sales leads. The Company’s management expects operations expenses to increase primarily due to increases in the number of agents and the volume of business. The Company’s management has also assumed that general and administrative expenses will increase to reflect anticipated inflation.

The Company’s projections, even if achieved, show large growth in revenue from 2010 to 2011 and modest growth starting in the year 2011 and beyond. Management has not been successful in achieving its projections in the past. Even if the Company were to achieve these financial projections, it is likely that the Company will continue to struggle financially, the stock price will likely languish, and stockholders will unlikely benefit from any stock appreciation.

Many Parties Approached. Since October 2009, RJ contacted 57 potential transaction partners and pursued all of its leads to determine whether other parties would be interested in entering a transaction with the Company that would provide value to stockholders for their Shares. RJ permitted potentially interested parties to conduct substantial business and legal due diligence reviews of the Company, and potentially interested bidders were encouraged to submit formal offers for the Company. Only one party remains interested but its offer is subject to additional due diligence and conditions. Considering the number of parties approached by RJ and the uncertainty of the remaining interested party’s proposal, the Special Committee and the Board believe that the Offer is an attractive one, in part because of the certainty and timing of closing.

Absence of Attractive Alternative Transactions. The Special Committee and the Board have examined possible alternative transactions for the Company’s stockholders to receive value for their Shares for the past few years including a reverse stock split, special dividends and a self tender offer. The Company has reviewed a number of these alternatives including implementing a share repurchase program. However, for a variety of reasons, including complexity, cost, time involved and lack of interest from other parties, low price proposals and due diligence requirements, the other options the Special Committee and the Board considered did not seem as attractive as the Offer. Accordingly, the Special Committee and the Board believe the Offer is fair to stockholders.

Unwillingness of Major Shareholder to Sell Shares. Previous to his transfer of Shares to LQ Acquisition, Inc., Mr. Bland held approximately 31% of the Shares. Because the Company has been informed by Mr. Bland that he does not want to sell his stake in the Company at the prices that have been discussed, other transactions that deliver stockholder value are not practically available to the Company. The Special Committee and the Board believe the Offer is fair because it is one of the few transaction structures that will allow stockholders to realize immediate value from a transaction.

Immediate and Certain Cash Payment to Shareholders. The Offer provides the Company’s stockholders the opportunity to receive the Offer Price in cash expeditiously and with a high degree of certainty. The consideration under the Offer is fixed at $4.00 per Share and the stockholders should receive their cash quickly after the Offer is consummated. If the Company were maintained as a publicly-traded entity, the Company’s stockholders only would be able to realize trading values for their Shares. The market for the Shares is less liquid relative to other Nasdaq-listed companies because of the Company’s relatively small public float. The Company’s average daily trading volume over the last three months is about 5,000 Shares, which the Company believes is towards the bottom of the Nasdaq-listed companies in terms of average daily trading volume. The Offer also provides the opportunity for the Company’s stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales. The Special Committee and the Board believe the Offer is a good one for the stockholders partly because of the lack of other options that would result in a relatively quick and comparatively certain transaction.

Each Stockholder Receiving the Same Treatment. Each stockholder other than Bland will be treated the same under the Offer and the subsequent short-form merger. All stockholders accepting the Offer will receive the same consideration and no preferential treatment will be given to stockholders who hold a larger number of Shares. The Special Committee and the Board found the fact that all stockholders were being treated the same under the Offer, regardless of the size of their stock holdings, important in determining that the Offer was a fair one.

Conditions to Consummation. The Special Committee and the Board considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of several conditions, including (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by LQ Acquisition Inc., Zions, Thoms or their respective affiliates immediately prior to the expiration of the Offer; (ii) the waivable condition by LQ Acquisition Inc. in its sole discretion that (together with the Shares already owned by LQ Acquisition Inc.) there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least 90% of the outstanding Shares, and (iii) the execution of the Note whereby the Company will loan $19,000,000 to LQ Acquisition Inc. The Special Committee and the Board considered the Offer fair even with these conditions because of the lack of other concrete proposals and the uncertainty and number of conditions associated with the one other outstanding proposal.

Holders of Majority of Shares (other than Major Shareholders) Determine Whether Transaction Is Completed Without Coercion. The Special Committee and the Board believe that LQ Acquisition Inc. will effect a prompt consummation of a short-form merger if LQ Acquisition Inc. acquires ownership of at least 90% of the Shares pursuant to the Offer. The Special Committee and the Board also believe LQ Acquisition Inc. has the ability and intent to initiate a “subsequent offering period” after the Shares are first accepted for payment pursuant to the Offer. These measures provide assurances to holders of Shares that such holders may receive the Offer Price in cash for each of their Shares as soon as practicable, even if they choose not to tender their Shares during the “initial offering period.” Consequently, the Special Committee and the Board concluded that the non-waivable condition of the Offer that a majority of the minority (other than Shares held by LQ Acquisition, Inc., Zions and Thoms) tender their Shares would permit the holders of a majority of these unaffiliated stockholders to decide if the Offer should be completed by choosing whether to tender their Shares without coercion or any penalty for not tendering their Shares. Further, two of the Company’s largest shareholders, other than LQ Acquisition, Inc., have already agreed to tender their Shares in the Offer.

Appraisal Rights. The Special Committee and the Board took into consideration the fact that stockholders who do not tender their Shares pursuant to the Offer may dissent from the short-form merger (if the merger occurs) and may demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to approve the merger. See Item 8 “—Additional Information—Appraisal Rights” below. The Special Committee and the Board considered this extra protection for stockholders who may not be supportive of the Offer as a positive factor when determining the fairness of the Offer.

Minimal Benefits Derived from Public Company Status. The Company has derived only minimal benefits from being an SEC-reporting company. The Company’s common stock has failed to attract institutional investors or market research attention. This has resulted in a very low trading volume and market capitalization, which has limited the liquidity benefit to the Company’s shareholders. Additionally, the Company is not currently contemplating a capital raise or other significant transaction through issuance of equity. The legal requirements of public companies, including those established under the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. If the Company ceases to be subject to the reporting requirements under the Exchange Act, the Company estimates that its savings will be approximately $600,000 per year, including, legal, accounting and printing fees attributable to complying with such reporting requirements. The Company also expects reductions in other administrative costs associated with being a public company, including investor relation expenses. The management of the Company does not believe that the Company can prudently pay the expense of complying with these legal requirements in light of the fact that the Company has not realized many of the benefits normally presumed to result from being a publicly traded company such as the development or existence of an active trading market for the Company’s common stock, an enhanced corporate image and the ability to use the Company’s common stock to attract, retain and grant incentives to employees. The Special Committee and the Board believe that the Offer has taken into account these significant cost savings and the stockholders would receive immediate value by accepting the Offer that they may not receive if the Company continues to be publicly traded and continues to incur these substantial costs.

Fair Process/Procedurally Fair. The Special Committee and the Board also believes the process conducted to receive the Offer was fair. In reaching that conclusion, the Special Committee and the Board considered, in addition to the factors described above, the following:

- The fact that the initial review of the Offer was conducted by the Special Committee consisting entirely of directors who are not officers or employees of the Company and who will not have an economic interest in the Company following the merger. The Special Committee was given exclusive authority to, among other things, consider, negotiate and evaluate the terms of any proposed transaction, including the Offer and any alternative. The Special Committee had ultimate authority to decide whether or not to proceed with a transaction and to hire any advisor or consultant that it deemed necessary to making the decision. Mr. Bland did not deliberate in any discussion relating to the Offer.

- The absence of any bid competitive with the Offer despite the efforts of RJ over the past seven months to find a suitable sale transaction for the Company.

- The fact that the Offer is subject to the non-waivable condition that a majority of the stockholders other than LQ Acquisition, Inc., Zions, Thoms and their respective affiliates must agree to tender their Shares under the Offer. This condition ensures that small stockholders that have no affiliation with the Company other than as a stockholder must decide that the Offer is fair before the Offer is consummated.

Opinion of Financial Advisor. RJ, the financial advisor retained by the Special Committee and the Board, found the Offer to be fair from a financial point of view to the stockholders of the Company other than LQ Acquisition, Inc. or its affiliates. RJ’s opinion is summarized below.

Factors Not Supportive of Our Fairness Determination

The Special Committee and the Board also considered the following factors, each of which the Special Committee and Board considered negative in its considerations concerning the fairness of the terms of the transaction:

Most Stockholders will Lose Their Equity in the Company. If the Offer is consummated and the short-form merger is consummated by LQ Acquisition, Inc., then all the stockholders other than LQ Acquisition, Inc. will not have any continuing equity interest in the Company and will not participate in the future earnings of the Company or any increases in the value of the assets or operations of the Company. Only the employees, executive officers, directors, and continuing stockholders will benefit from any future increase in Company’s earnings. The stockholders who will continue to hold an equity interest in the Company after the consummation of the Offer and the subsequent short-form merger, if any, will own Shares in the Company, the liquidity of which will be severely restricted.

Shares have Historically Traded at Higher Prices. The Special Committee and the Board considered that the Shares have historically traded at higher trading price levels. The trading price of $4.50 reached on February 25, 2008 was the highest price at which the Shares have traded in the last two years, although in October 2007, the stock traded as high as $5.19 per Share. This trading price history suggests that some stockholders of the Company may have acquired their Shares at prices significantly higher than current trading levels and higher than the Offer Price.

Loan of Proceeds to LQ Acquisition Inc. The Special Committee and the Board considered the fact that the Offer was conditioned upon the Company making a loan to LQ Acquisition Inc. and that the transaction could not have occurred without such a loan. The Special Committee and the Board thought that the loan was appropriate since the Offer was the best transaction available to the Company to give stockholders prompt value for their Shares.

Taxable Transaction to Stockholders. The Special Committee and the Board considered that the acceptance of the Offer will be a taxable event for the Company’s shareholders for U.S. federal income tax purposes.

Uncertainty of 90% Condition. There can be no assurance that, together with the Shares that LQ Acquisition already owns, that LQ Acquisition Inc. will receive tenders for 90% of the outstanding Shares. If LQ Acquisition Inc. does not own at least 90% of the outstanding Shares following the consummation of the Offer, there can be no assurance if or when a merger will occur or the terms of a merger.

The foregoing discussion summarizes the material information and factors the Special Committee and the Board considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Special Committee and Board did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching its conclusion.

Factors Not Considered

In reaching its conclusion as to fairness, the Special Committee and the Board did not consider the liquidation value, net book value, or tangible net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and has no plans to liquidate the Company. Further the Special Committee and the Board believe that the sale of the Company’s assets would be difficult to accomplish. A sale of the Company’s assets would be difficult to accomplish because, in part, the Company’s assets could be broken down into several groups, none of which would be easy to sell without the other components of the business. The four groups of assets of the Company that the Special Committee and the Board have identified are 1) the assets involved with the ongoing business operations, 2) the renewal stream of insurance policies currently in place, 3) goodwill and 4) cash. The ongoing business operations are currently not profitable and therefore could be of little value. The renewal stream of policies in place could be sold to other insurance brokerage companies, but we believe that it would be difficult to sell the renewal stream without selling other parts of the business. Currently, there is not significant goodwill in the Company due to the sale of the “insure.com” domain name and related assets and that the “Life Quotes” brand is relatively new and has not built up a reputation since the sale in October 2009. Therefore, the Special Committee and the Board believe that the Company’s liquidation value is not meaningful to a determination as to whether the Offer is fair to unaffiliated stockholders although the RJ analysis yielded a liquidation value of approximately $3.42 to $3.81 per Share on a diluted Share basis. Further, the Special Committee and the Board did not consider net book value or tangible net book value, which are accounting concepts, as factors because it believes that they are not material indicators of the value of the Company as a going concern but rather indicative of historical costs. The Company’s net book value per Share as of December 31, 2009, calculated by dividing stockholders’ equity by the number of Shares outstanding, was $4.53. The Company’s tangible net book value per Share as of December 31, 2009, calculated by deducting goodwill and intangible assets from stockholders’ equity then dividing this value by the number of Shares outstanding, was $3.90. The Special Committee and the Board did not consider the possibility that the aggregate value of the individual assets may be worth more than the value of the Company because of the perceived difficulty in valuing these assets separately and the difficulty in executing such a strategy.

Further the Special Committee and the Board did not consider going concern value either. Generally a going concern value adds to a liquidation value the value of the intangibles associated with the running of the business, often referred to as goodwill. The Company has only recently been operated under its new name, having sold its previous name “Insure.com” and related assets in the QS Transaction. As a result, the Special Committee and the Board believe it is hard to determine what additional goodwill value, if any, the Company has as a going concern.

Opinion of Financial Advisor.

The Company retained RJ as financial advisor on October 27, 2009. In connection with that engagement, the Special Committee and the Board requested that RJ evaluate the fairness, from a financial point of view, to the holders of the Company’s outstanding common stock, other than LQ Acquisition, Inc and its affiliates, of the consideration to be received by such stockholders pursuant to the Offer from LQ Acquisition, Inc. summarized in a letter from LQ Acquisition, Inc. dated May 27, 2010 (the “Offer Letter”). LQ Acquisition, Inc. is owned and controlled by Robert S. Bland, president and chief executive officer of the Company.

At the June 4, 2010 meeting of the Special Committee, RJ gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the consideration to be received by the holders of the Company’s outstanding common stock, other than LQ Acquisition, Inc and its affiliates pursuant to the Offer was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of RJ, dated June 4, 2010, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Exhibit (a)(5)(K) to this Schedule 14d-9.

The summary of the opinion of RJ set forth in this document is supplemented by reference to the full text of such opinion and describes all material provisions of the opinion.

Holders of the Company’s common stock are urged to read this opinion in its entirety. RJ’s opinion, which is addressed to the Special Committee and the Board, is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s outstanding common stock, other than LQ Acquisition, Inc and its affiliates in connection with the Offer. RJ’s opinion does not constitute a recommendation to any holder of the Company’s common stock as to whether such stockholder should tender their Shares of the Company in the Offer and does not address any other aspect of the proposed merger or any related transaction.

In connection with rendering its opinion, RJ, among other things:

•	reviewed the financial terms and conditions of the Offer as summarized in the Offer Letter;

•	reviewed annual reports on Form 10-K filed by the Company for the years ended December 31, 2008 and 2009, as amended;

•	reviewed the quarterly reports on Form 10-Q filed by the Company for the period ending March 31, 2010;

•	reviewed other Company financial and operating information requested from and/or provided by the Company, including financial forecasts and estimated liquidation values;

•	reviewed certain other publicly available information regarding the Company;

•	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which RJ deemed relevant to its inquiry;

•	reviewed the reported price and trading activity for the Shares;

•	compared financial and stock market information for the Company with similar information for other companies with publicly traded securities;

•	reviewed the financial terms of recent business combinations involving companies in businesses that RJ deemed comparable to the Company; and

•	performed other such analyses and studies, and considered such other factors, as RJ considered appropriate.

In connection with its review, RJ assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to RJ by the Company or any other party, and did not undertake any duty or responsibility to verify independently any of such information. RJ has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with RJ, RJ assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise RJ promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, RJ assumed that the Offer would be executed on the terms described in the Offer Letter and that all conditions to the consummation of the Offer will be satisfied without being waived. RJ expressed no opinion as to the underlying business decision regarding the Offer, the structure or tax consequences of effecting the Offer, or the availability or advisability of any alternatives to the Offer. In the capacity of rendering the opinion, RJ reviewed the terms of the Offer and offered no judgment as to the negotiations resulting in such terms.

Summary of Financial Analysis Conducted by RJ

The following is a summary of the material financial analyses underlying RJ’s opinion, dated June 4, 2010 delivered to the Special Committee in connection with the Offer at a meeting of the Special Committee on June 4, 2010 and delivered to the Board at a meeting of the Board on July 8, 2010. The order of the analyses described below does not represent the relative importance or weight given to those analyses by RJ or by the Special Committee. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of RJ’s financial analyses.

In arriving at its opinion, RJ did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by RJ to the Special Committee at its meeting on June 4, 2010 and considered by RJ in rendering its opinion. The description below explains RJ’s methodology for evaluating the fairness, from financial point of view, of the consideration to be received in the Offer. No company or transaction used in the analyses described below was deemed to be directly comparable to the Company or the Offer and the summary set forth below does not purport to be a complete description of all the analyses or data presented by RJ.

Trading Analysis. RJ analyzed historical closing prices of the Company’s stock and compared them to the price per share offered in the Offer. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer consideration	$4.00	—
Company closing stock price as of June 3, 2010	3.12	28.2%
52-week closing low stock price July 30, 2009	1.22	227.9%
52-week closing high stock price March 17, 2010	3.90	2.6%

RJ also analyzed historical closing prices of the Company’s stock prior to the announcement of the sale of certain assets to QS on October 9, 2009 and compared them to the price per share offered in the Offer. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer consideration	$4.00	—
Company closing stock price as of October 9, 2009	2.94	36.1%
52-week closing low stock price July 30, 2009	1.22	227.9%
52-week closing high stock price October 21, 2008	3.50	14.3%

Selected Public Companies Analysis. RJ compared certain operating, financial, trading and valuation information for the Company to certain publicly available operating, financial, trading, and valuation information for six selected companies operating in the insurance brokerage industry, including:

•	Arthur J. Gallagher & Co.

•	Willis Group Holdings

•	Brown & Brown, Inc

•	eHealth, Inc.

•	InsWeb Corp.

•	The Marketing Alliance

For each of the selected companies, RJ selected public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion. RJ believes that these companies are analogous to LQ because LQ is also a publicly traded insurance broker. RJ analyzed the multiples of enterprise value (calculated as the sum of the market value of common equity and the value of net debt) divided by (i) actual or projected revenue and (ii) actual or projected earnings before interest, income taxes, depreciation, and amortization (“EBITDA”) (adjusted for non-recurring income and expenses), for the most recently available twelve month period and years ending December 31, 2010. When analyzing the Company’s trailing twelve month revenue, RJ reduced reported revenue by the revenue associated with click-through fees generated by visitors to its website in order to approximate revenue associated with the Insure.com domain name that was sold in October 2009. RJ also analyzed the multiples of reported closing price per share divided by the actual or projected diluted earnings per share (“EPS”) (adjusted for non-recurring income and expenses) for the most recently available twelve month period and years ending December 31, 2010 and 2011.

RJ reviewed the relative valuation multiples of the selected companies and compared them to corresponding trading multiples for the Company on June 3, 2010. RJ noted that analysis of earnings based multiples was not meaningful for the Company since the Company did not earn profits in the last 12 months when excluding the one-time gain associated with the sale of certain assets to QS nor does management project the Company to earn profits in 2010. The results of the selected public companies analysis are summarized below:

Multiple	Company (Implied by Offer Price)	Low	Median	Mean	High
Enterprise Value / Revenue:
TTM, most recently available	0.3x	0.4x	1.4x	1.5x	3.0x
CY 2010	0.3x	1.1x	1.9x	2.0x	3.0x

Enterprise Value / EBITDA:
TTM, most recently available	NM	5.9x	8.6x	8.1x	9.2x
CY 2010	NM	5.8x	8.3x	7.8x	8.7x

RJ then applied the range of multiples implied by this analysis to the relevant Company revenue (adjusted to exclude click-through fees as described above) and EBITDA metrics. RJ reviewed the range of per share prices implied by this analysis as of June 3, 2010 and compared them to the Offer price of $4.00 per share for the Company. The results of the selected public companies analysis are summarized below:

Multiple	Offer Price	Low	Median	Mean	High
Enterprise Value / Revenue:
TTM, most recently available	$4.00	$4.18	$6.10	$6.01	$8.65
CY 2010	$4.00	$5.24	$6.63	$6.54	$8.20

Enterprise Value / EBITDA:
TTM, most recently available	$4.00	NM	NM	NM	NM
CY 2010	$4.00	NM	NM	NM	NM

Premiums Paid Analysis. RJ analyzed the stock price premiums paid in 155 merger and acquisition transactions announced between January 2008 and June 3, 2010 with equity values between $10 million and $100 million.

RJ measured each transaction price per share relative to each target’s closing price per share one-day, one-week, one-month, and three-months prior to announcement of the transaction. RJ compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Offer consideration expressed as a premium relative to the closing stock price of the Company on the relevant dates prior to June 4, 2010. The results of the transaction premium analysis are summarized below:

Premiums Paid	Company - June 3, 2010 (Implied by Offer Price)	Low	Median	Mean	High
One-day premium June 3, 2010	28.2%	-58.2%	44.8%	52.4%	195.2%
One-week premium May 27, 2010	28.6%	-62.3%	47.4%	51.8%	187.5%
One-month premium May 3, 2010	28.6%	-68.8%	46.3%	62.4%	254.1%
Three-month premium March 3, 2010	23.5%	-82.2%	34.2%	43.1%	196.1%

The implied price per share range for the Company shown in the table below was calculated with the above transaction premiums using the closing prices of the Company common stock on the relevant dates.

Premiums Paid	Company - June 3, 2010 Offer Price	Low	Median	Mean	High
One-day premium June 3, 2010	$4.00	$1.30	$4.52	$4.76	$9.21
One-week premium May 27, 2010	$4.00	$1.17	$4.59	$4.72	$8.94
One-month premium May 3, 2010	$4.00	$0.97	$4.55	$5.05	$11.01
Three-month premium March 3, 2010	$4.00	$0.58	$4.35	$4.64	$9.59

RJ also compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Offer consideration expressed as a premium relative to the closing stock price of the Company on the relevant dates prior to October 9, 2009 (the date on which the sale of certain assets to the Company was announced). As part of the announcement on October 9, 2009 the Company noted that “the Company intends to hire an investment banker and review all of its options for use of the transaction proceeds, which the Company intends to return to shareholders in some fashion.” The results of the transaction premium analysis are summarized below:

Premiums Paid	Company - October 9, 2009 (Implied by Offer Price)	Low	Median	Mean	High
One-day premium October 9, 2009	36.1%	-58.2%	44.8%	52.4%	195.2%
One-week premium October 2, 2009	33.3%	-62.3%	47.4%	51.8%	187.5%
One-month premium September 9, 2009	60.6%	-68.8%	46.3%	62.4%	254.1%
Three-month premium July 9, 2009	135.2%	-82.2%	34.2%	43.1%	196.1%

The implied price per share range for the Company shown in the table below was calculated with the above transaction premiums using the closing prices of the Company common stock on the relevant dates prior to October 9, 2009.

Premiums Paid	Company - October 9, 2009 Offer Price	Low	Median	Mean	High
One-day premium October 9, 2009	$4.00	$1.23	$4.26	$4.48	$8.68
One-week premium October 2, 2009	$4.00	$1.13	$4.42	$4.55	$8.63
One-month premium September 9, 2009	$4.00	$0.78	$3.64	$4.04	$8.82
Three-month premium July 9, 2009	$4.00	$0.30	$2.28	$2.43	$5.04

No transaction utilized in the premiums paid analysis is identical to the Offer, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the Company’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which the Company is being compared.

Selected Transaction Analysis. RJ analyzed publicly available information relating to 26 selected acquisitions of insurance brokerage companies and prepared a summary of the relative valuation multiples paid in these transactions. RJ considered transactions with equity values of $10-$500 million announced since January 2006 where the targets were insurance brokerage companies and where there was sufficient publicly available information to obtain a transaction multiple of revenue. RJ considered these transactions most analogous to the Offer. Attached as Exhibit (c)(6) hereto is a spreadsheet that provides details relating to the transactions selected.

RJ examined valuation multiples of transaction enterprise value compared to the target companies’ revenue for the twelve months ended prior to announcement of the transaction, where such information was publicly available. When analyzing the Company’s trailing twelve month revenue, RJ reduced reported revenue by the revenue associated with click-through fees generated by visitors to its website in order to approximate revenue associated with the Insure.com domain name that was sold in October 2009. RJ reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer consideration.

Multiple	Company (Implied by Offer Price)	Low	Median	Mean	High
Enterprise Value / Trailing Twelve Months:
Revenue	0.3x	0.9x	2.2x	2.2x	4.0x

RJ then applied the range of multiples implied by this analysis to the Company’s trailing twelve month revenue, adjusted to exclude click-through fees as described above. RJ reviewed the range of per share prices implied by this analysis as of June 4, 2010 and compared them to the Offer price of $4.00 per share for the Company. The results of the selected transactions analysis are summarized below:

Multiple	Offer Price	Low	Median	Mean	High
Enterprise Value / Trailing Twelve Months:
Revenue	$4.00	$5.10	$7.37	$7.30	$10.40

Discounted Cash Flow Analysis. RJ analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2010 through 2014 on a standalone basis. RJ used unleveraged free cash flows, defined as earnings before interest, plus depreciation, plus amortization, less capital expenditures, less investment in working capital. RJ assumed that the Company’s net operating loss carryforward was sufficient to offset any income taxes during the projection period.

The discounted cash flow analysis was based on projections of the Company’s financial performance that Company management provided to RJ on May 21, 2010, which represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, RJ used calendar year 2014 as the final year for the analysis and applied multiples, ranging from 5.0x to 7.0x, to calendar 2014 EBITDA in order to derive a range of terminal values for the Company in 2014. RJ selected the range of EBIDTA multiples based on observed values for the comparable companies, Raymond James’s familiarity with the insurance brokerage industry, and the Company’s historic operating performance relative to that of the comparable companies.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 13% to 17%, which reflected the weighted average after-tax cost of debt and equity capital weighted based on the Company’s assumed optimal capital structure. To arrive at an equity value for the Company, RJ added the value of the Company’s cash and fixed income investments. RJ then divided the equity value by the number of diluted Shares outstanding in order to arrive at a range of present values per Company share as summarized in the table below:

Equity Value/ Per Share
Minimum	$3.83
Maximum	$4.09
Offer price	$4.00

Liquidation Analysis: RJ performed a liquidation analysis utilizing estimates provided by Company management of values that could be achieved if the assets of the Company were sold in an orderly fashion. As is customary for this type of analysis, it is based on numerous assumptions and estimates made by Company management rather than independent third-party appraisals. Accordingly, there can be no assurance that the values implied by the liquidation analysis of the Company would be realized if a liquidation were conducted, and actual results and proceeds could vary materially from those implied by the liquidation analysis shown below.

RJ considered the Company’s current financial position, including the Company’s cash, investments, commissions receivable, note receivable from QS, other current assets, property and equipment, customer lists, and renewal commissions, and the proceeds which could be recovered in a sale, as provided by Company management. The estimated proceeds would then be utilized to pay the total amount of accounts payable, accrued liabilities, compensation due under management contracts, employee severance, lease payments, and administrative costs, with remaining residual amounts, if any, to be available to Company shareholders.

The liquidation analysis was based on April 30, 2010 carrying values provided by Company management. The liquidation analysis implied that if a liquidation were to occur, shareholders would recover approximately $3.42 to $3.81 per share on a diluted share basis.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, RJ considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be RJ’s view of the actual value of the Company.

In performing its analyses, RJ made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by RJ are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company’s Special Committee and Board and were prepared solely as part of RJ’s analysis of the fairness, from a financial point of view, to the holders of the Company’s common stock of the consideration to be received by such holders in connection with the Offer. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of RJ was one of many factors taken into consideration by the Company’s Special Committee and Board in making their determinations to recommend the Offer. Consequently, the analyses described above should not be viewed as determinative of the Company’s, Special Committee’s, Board’s or management’s opinion with respect to the value of the Company. the Company placed no limits on the scope of the analysis performed, or opinion expressed, by RJ.

Although the Offer price is lower than the range of per share prices implied by the selected public company analysis, in reaching its conclusion, RJ considered the results of this analysis, along with the results of the other analyses RJ performed. RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete and potentially inaccurate view of the process underlying its opinion.

RJ’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on June 3, 2010, and any material change in such circumstances and conditions may affect RJ’s opinion, but RJ does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, the Company paid RJ a fee of $150,000 upon delivery of its opinion. the Company will also pay RJ a customary fee for advisory services in connection with the Offer, which is contingent upon the closing of the Offer. the Company also agreed to reimburse RJ for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify RJ against certain liabilities arising out of its engagement. RJ also received a fee of $150,000 for a fairness opinion provided pursuant to a letter agreement dated September 30, 2009.

RJ is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, RJ may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Other Reports, Opinions, Appraisals and Negotiations

In connection with the QS Transaction, LQ received a fairness opinion from RJ. In rejecting the proposal from Party A, LQ received financial analysis from Matt Friesl. The Special Committee believes that the most recently issued fairness opinion and analysis by RJ is the most relevant to a stockholder’s decision to tender or not as it is the most recent evaluation prepared by a third party and was prepared in connection with the Offer. The Special Committee and Board would caution any reader to take into consideration the purposes of such prior reports and when these other two reports were prepared.

Summary of Opinion Delivered by RJ in connection with the QS Transaction

The Company (formerly Insure.com, Inc.) retained RJ as financial advisor on September 30, 2009. In connection with that engagement, the Company’s Board requested that RJ evaluate the fairness, from a financial point of view, to the Company of the consideration received by the Company in connection with the sale of certain assets (the “Transferred Assets”) in the QS Transaction under the terms of an Asset Purchase Agreement dated October 9, 2009 (the “QS Agreement”). Under and subject to the terms of the QS Agreement, the consideration to be paid by QS in exchange for the Transferred Assets, as that term is defined in the QS Agreement, was $15 million cash paid upon closing of the QS Transaction plus a $1 million note payable upon the one year anniversary of the closing date of the QS Transaction (the “QS Consideration”).

At the October 9, 2009 meeting of the Company’s Board, RJ gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the consideration to be received by the Company pursuant to the QS Agreement was fair, from a financial point of view, to the Company.

The full text of the written opinion of RJ, dated October 9, 2009, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Exhibit (a)(5)(O) to this document.

In connection with rendering its opinion, RJ, among other things:

•	reviewed the QS Agreement;

•	reviewed a draft of the transition services agreement provided by the Company’s outside counsel;

•	reviewed the financial terms and conditions as stated in the QS Agreement;

•	reviewed the audited financial statements of the Company as of and for the years ended December 31, 2007 and 2008 and the unaudited financial statements for the period ended June 30, 2009;

•	reviewed the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2008 as well as the Company’s Quarterly Report filed on Form 10-Q for the quarter ended June 30, 2009;

•	reviewed the internal, interim report of the Company for the eight months ending August 31, 2009;

•	reviewed internal financial analysis and forecasts for the Company as prepared by Insure.com senior management (“Management”);

•	reviewed the business plan and prospects for the Company as provided by Management;

•	reviewed other the Company financial and operating information requested from and/or provided by the Company;

•	reviewed other the Company financial and operating information requested from and/or provided by the Company;

•	met and discussed with Management certain information relating to the aforementioned and any other matters which we deemed relevant to RJ’s inquiry;

•	reviewed and discussed with Management the historical and anticipated future financial performance of the Company, including review of forecasts prepared by Management; and

•	reviewed the audited financial statements of QS. as of and for the twelve months ended June 30, 2009.

In connection with its review, RJ assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to RJ by the Company, QS or any other party, and did not undertake any duty or responsibility to verify independently any of such information. RJ has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with RJ, RJ assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Management, and relied upon each party to advise RJ promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, RJ expressed no opinion as to the underlying business decision to effect the QS Transaction, the structure or tax consequences of the QS Agreement or the availability or advisability of any alternatives to the QS Transaction. RJ did not structure the QS Transaction or negotiate the final terms of the QS Transaction. At that time, RJ did not offer any opinion or advice with respect to any potential use of the proceeds of the QS Transaction by the Company.

Summary of Financial Analysis Conducted by RJ

The following is a summary of the material financial analyses underlying RJ’s opinion, dated October 9, 2009 delivered to the Board in connection with the QS Agreement at a meeting of the Board on October 9, 2009. The order of the analyses described below does not represent the relative importance or weight given to those analyses by RJ or by the Board. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of RJ’s financial analyses.

In conducting its investigation and analyses and arriving at its opinion, RJ took into account such accepted financial and investment banking procedures and considerations as deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company; (ii) the current and projected financial results of operations of the Company assuming that a) the QS Transaction was not consummated and b) that the QS Transaction was consummated; (iii) the historical market prices and trading activity of the common stock of the Company; (iv) Management’s estimates of the Company’s investment in the Transferred Assets; (v) estimated values of the assets of the Company other than the Transferred Assets; and (vi) the general condition of the securities markets.

In arriving at its opinion, RJ did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

Accordingly, RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by RJ to the Board at its meeting on October 9, 2009 and considered by RJ in rendering its opinion. The description below explains RJ’s methodology for evaluating the fairness, from financial point of view, to the Company of the consideration received by the Company in connection with the QS Agreement. The summary set forth below does not purport to be a complete description of the analyses or data presented by RJ.

Summary of QS Consideration. For purposes of comparing the QS Consideration to valuation benchmarks, RJ estimated the present value of the QS Consideration to equal $16.0 million. This estimate includes $15 million of cash and an estimate of the present value of a $1 million note issued by QS to the Company that matures on the one-year anniversary of consummation of the QS Transaction. The estimated $952,436 present value of the note was calculated by utilizing a 5.0% discount rate, which was selected based on a Bloomberg composite of U.S. “BB” rated debt issues.

Investment in Website. RJ analyzed the Company’s total investment in the Insure.com website. Included in the analysis was the initial investment of $1.6 million, as provided by Management, and Management’s estimate of expenditures made to increase awareness and build the brand name of the Transferred Assets since May 2006, when the Company changed its name to Insure.com. Using Management’s estimated range of expenses attributable to driving brand recognition of the website of $2.2 million to $3.5 million, RJ derived a range of total investment in the Transferred Assets of $3.8 million to $5.1 million.

Remaining Value Analysis. RJ estimated the implied value of the Insure.com domain and content by deducting identifiable tangible assets of the Company from the Company’s 12-month range of equity market capitalization. Identifiable tangible assets included i) cash and investments, ii) net working capital, iii) an implied value of the Company’s renewal commissions based on Management estimates, and iv) the estimated present value of Management’s projection of the Company’s free cash flows assuming the QS Transaction is consummated and renewal commissions are sold. RJ deducted these amounts from the Company’s implied equity market capitalization based on the Company’s 52-week closing high stock price and 52 week closing low stock price through October 8, 2009. The analysis yielded an implied range of the insure.com website of negative $4.4 million to positive $7.8 million.

Discounted Cash Flow Analysis. RJ analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2009 through 2014 on a standalone basis and assuming the QS Transaction was consummated. The discounted cash flow analysis was based on projections of the Company’s financial performance provided by Management to RJ. RJ derived an implied value of the Transferred Assets by examining the difference between the present value of the projected free cash flows for the Company on a standalone basis and that of the projected free cash flows assuming the QS Transaction was consummated.

Consistent with the periods included in the financial projections provided by Management, RJ used calendar year 2014 as the final year for the analysis and applied multiples, ranging from 9.0x to 11.0x, to calendar 2014 EBITDA (earnings before interest, taxes, depreciation and amortization) in order to derive a range of terminal values for the Company in 2014. The projected free cash flows and terminal values were discounted using rates ranging from 10% to 15%, which reflected the weighted average after-tax cost of debt and equity capital weighted based on the Company’s assumed optimal capital structure. The analysis produced a range of implied values for the Transferred Assets of $5.9 to $7.6 million.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. RJ believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, RJ considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be RJ’s view of the actual value of the Company.

In performing its analyses, RJ made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by RJ are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company’s Board and were prepared solely as part of RJ’s analysis of the fairness, from a financial point of view, to the Company of the consideration received by the Company in connection with the sale of the Transferred Assets to QuinStreet, Inc. under the terms of the QS Agreement. The opinion of RJ was one of many factors taken into consideration by the Company’s Board in making its determination to approve the QS Agreement. Consequently, the analyses described above should not be viewed as determinative of the Company’s Board’s or Management’s opinion with respect to the value of the assets sold pursuant to the QS Agreement. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by RJ.

RJ’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on October 8, 2009, and any material change in such circumstances and conditions may affect RJ’s opinion, but RJ does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, the Company paid RJ a fee of $150,000 upon delivery of its opinion. The Company also agreed to reimburse RJ for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify RJ against certain liabilities arising out of its engagement. RJ received no other fees from the Company in the two years preceding the issuance of its opinion.

RJ is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, RJ may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Summary of Financial Analysis Conducted by Matt Friesl

The following is a summary of the material financial analyses Matt Friesl (“Friesl”) prepared and delivered to the Board on April 13, 2009 in connection with the offer made by Party A. The Board selected Friesl to compile a valuation analysis because of his previous qualifications and his cost effective services. The Board paid Friesl $2,250 for his valuation analysis, and this $2,250 is the only fee paid to Friesl in the past two years. Friesl is a finance professional with 10 years of private equity, real estate and investment banking experience across a diverse range of industries. Friesl is also Certified Public Accountant with significant capital markets financing and valuation experience, executing over $6.0 billion of lead-managed capital markets transactions and over $4.0 billion of M&A transactions on both the buy side and the sell side. Other than this valuation analysis delivered by Friesl, Friesl has not had any other material relationship with the Company in the past two years and there is no relationship mutually understood to be contemplated. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Friesl or by the Board. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Friesl’s financial analyses.

The Special Committee and Board believe Friesl did not attribute any particular weight to any analysis or factor considered by him, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, the Special Committee and the Board understand that Friesl believes that his analyses must be considered as a whole and that selecting portions of his analyses, without considering all analyses, would create an incomplete view of the process underlying his valuation analysis.

The following summarizes the material financial analyses presented by Friesl to the Board at his meeting on April 13, 2009. The following table summarizes Friesl’s overall analysis:

Notes:

1)	52 week trading range through 4/8/09. Stock price is $2.20 per share as of 4/8/09.
2)	Public market valuation with premium assumes a 10% premium.
3)	Discounted cash flow valuation based on a weighted average cost of capital (“WACC”) of 10-14% and an exit multiple of 8.0-10.0x the last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”).

The ranges of value produced by the analyses described below are in many instances above the price offered by Party A.

52 Week Trading Analysis. Friesl analyzed historical closing prices of the Company’s stock through April 8, 2009 and compared them to the price per Share offered in Party A’s proposal. The results of this analysis are summarized below:

Price Per Share
Party A proposal price	$3.55
Company closing stock price as of April 8, 2009	2.20
52-week closing low stock price	1.98
52-week closing high stock price	4.00

Public Market Comparable Company Valuation. Friesl compared certain operating, financial, trading and valuation information for the Company to certain publicly available operating, financial, trading, and valuation information for five selected publicly traded companies Freisl deemed comparable to the Company, including:

•	EBIX, Inc.

•	Willis Group Holdings Ltd.

•	Brown & Brown, Inc

•	eHealth, Inc.

•	InsWeb Corp.

•	The Marketing Alliance

Friesl reviewed the multiples of firm value (calculated as the sum of the market value of common equity and the value of net debt) divided by (i) revenue, (ii) EBITDA, and (iii) earnings before interest and taxes (“EBIT”), for the most recently available twelve month period. Friesl reviewed the relative valuation multiples of the selected companies and compared them to corresponding trading multiples for the Company. The results of the selected public companies analysis are summarized below:

TRADING DATA

($ in Millions)

Company Name	Price 4/8/09	Equity Value	Firm Value	Firm Value as a Multiple of LTM:
				Revenue	EBITDA	EBIT
Selected Comparable Companies
Brown & Brown, Inc.	$18.51	$2,625.0	$2,798.7	2.9x	8.2x	10.0x
EBIX, Inc.	24.77	291.2	321.4	4.3	9.9	11.0
eHealth, Inc.	16.16	426.2	275.5	2.5	11.9	13.0
InsWeb Corp.	2.39	11.6	2.3	0.1	NM	NM
Insure.com, Inc.	2.20	14.9	5.9	0.4	NM	NM
Willis Group Holdings Ltd.	22.30	3,720.8	5,951.8	2.1	10.1	12.0

Median				2.5x	9.9x	11.0x
Mean				2.0x	10.0x	11.5x

Note: LTM data for period ending 12/31/08.

Friesl then applied a range of multiples implied by this analysis to the Company’s revenue for the most recent twelve month period, then divided the product by the Company’s fully diluted shares outstanding to derive a range of per share prices implied by this analysis of $3.64 and $5.95 per share. The results of the selected public company analysis are summarized below:

	Firm Value as a Multiple of LTM Revenue
($ in Millions, Except Per Share Data)	Low	High
Selected Multiple	1.0x	2.0x
Insure.com LTM Revenue (a)	$15.7	$15.7
Implied Firm Value	$15.7	$31.3
Less: Debt	$0.0	$0.0
Plus: Cash and Cash Equivalents (b)	$9.0	$9.0

Implied Equity Value	$24.6	$40.3
Fully Diluted Shares Outstanding	6.8	6.8
Implied Equity Value per Share	$3.64	$5.95

Note: Low end of range approximately equal to the average Firm Value to LTM Revenue multiple for eHealth, InsWeb and Insure.com. High end of range approximately equal to the mean of all Firm Value to LTM Revenue multiples.

(a)	LTM data for period ending 12/31/08.
(b)	Includes fixed maturity investments due in 1-2 years.

Discounted Cash Flow Analysis. Friesl analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2009 through 2013 on a standalone basis, based on financial statement projections provided by management. This discounted cash flow analysis yielded values of between $3.71 and $4.56 per Share. A summary of Friesl’s discounted cash flow analysis including the assumptions made in the analysis is below:

($ in Thousands)	2009 (a)	2010	2011	2012	2013
Total Net Sales	$12,811.5	$18,793.1	$20,298.0	$22,060.5	$23,991.0
EBITDA	$1,387.3	$1,713.8	$1,921.3	$2,210.0	$2,536.7
EBITDA Margin	10.8%	9.1%	9.5%	10.0%	10.6%
Less: Depreciation and Amortization	$656.3	$759.9	$718.7	$714.2	$713.5

EBIT	$730.9	$953.9	$1,202.6	$1,495.8	$1,823.2
Less: Cash Interest Expense, net of tax	$0.0	$0.0	$0.0	$0.0	$0.0
Less: Taxes (b)	$0.0	$0.0	$0.0	$0.0	$0.0

Net Operating Profit After-Tax	$730.9	$953.9	$1,202.6	$1,495.8	$1,823.2
Plus: Depreciation and Amortization	$656.3	$759.9	$718.7	$714.2	$713.5
Less: Capital Expenditures (c)	$112.5	$300.0	$315.0	$330.8	$347.3
Less: Increase in Working Capital (d)	$55.6	$92.7	$75.2	$88.1	$96.5

Free Cash Flow	$1,219.2	$1,321.1	$1,531.0	$1,791.1	$2,092.9
Terminal EBITDA Multiple					9.0x
Terminal Value					$22,830.7
Discounted Free Cash Flow (e)	$1,152.0	$1,114.6	$1,153.3	$1,204.6	$1,256.8
Discounted Terminal Value (f)					$12,954.8
Total Discounted Cash Flow / Firm Value	$18,836.1
Plus: Cash and Cash Equivalents	$8,981.4
Less: Debt	$0.0

Equity Value	$27,817.6
Fully Diluted Shares Outstanding	6,773.1
Equity Value per Share	$4.11

(a)	All data for the last three quarters of 2009.
(b)	Tax liability decreased by net operating loss carryforward.
(c)	Assumes a 5% increase per year beyond 2010.
(d)	Increase in working capital equal to 5% of the increase in revenue per period.
(e)	Discounted at a rate of 12.0% using the half year convention.
(f)	Discounted at a rate of 12.0% and assumes terminal cash flow occurs at end of year (no half year convention).

DISCOUNTED CASH FLOW SENSITIVITY ANALYSIS

Terminal EBITDA Multiple Range						Terminal EBITDA Multiple Range
	8.0x	8.5x	9.0x	9.5x	10.0x		8.0x	8.5x	9.0x	9.5x	10.0x

WACC	Equity Value of the Firm					WACC	Equity Value per Share
10.0%	$27,742	$28,530	$29,318	$30,105	$30,893	10.0%	$4.10	$4.21	$4.33	$4.44	$4.56

11.0%	$27,043	$27,796	$28,548	$29,301	$30,054	11.0%	$3.99	$4.10	$4.21	$4.33	$4.44
12.0%	$26,378	$27,098	$27,818	$28,537	$29,257	12.0%	$3.89	$4.00	$4.11	$4.21	$4.32
13.0%	$25,746	$26,435	$27,123	$27,811	$28,500	13.0%	$3.80	$3.90	$4.00	$4.11	$4.21

14.0%	$25,145	$25,804	$26,463	$27,121	$27,780	14.0%	$3.71	$3.81	$3.91	$4.00	$4.10

Additional Considerations. The preparation of a valuation analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. Friesl believes that his analyses must be considered as a whole and that selecting portions of his analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in his valuation analysis. In addition, Friesl considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Friesl’s view of the actual value of the Company.

In performing his analyses, Friesl made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Friesl are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.

For services rendered in connection with the delivery of his valuation analysis, the Company paid Friesl a fee of $2,250.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than LQ Acquisition Inc.) intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Exchange Act).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained RJ as its financial advisor in connection with, among other things, the Special Committee’s and the Board’s analysis and consideration of, and response to, the Offer. Pursuant to the terms of the engagement, the Special Committee, the Board and the Company have agreed to pay Raymond James a financial advisory fee equal to the greater of $350,000 or 1.5% of the consideration paid to the stockholders (in this instance $350,000 is owed to RJ), payable by the Company upon the closing. The Company also agreed to pay a fee of $150,000 for the delivery of a fairness opinion, due and payable upon delivery of the fairness opinion or at such time as Raymond James delivers the Company written notice that it is unable to deliver a fairness opinion. The Special Committee, the Board and the Company have further agreed to reimburse Raymond James for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Raymond James and related persons against certain liabilities relating to or arising out of its engagement.

LQ Acquisition Inc. has retained the Company to help assist them in contacting the Company’s stockholders with respect to the Offer.

Except as set forth above, none of the Special Committee, the Board or the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, or affiliates during the last 60 days, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price per Share	Nature of Transaction
NONE

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 “The Solicitation or Recommendation—Reasons for the Special Committee’s and Board’s Recommendation,” the Special Committee unanimously determined and the Board determined that the Offer is fair to the Company’s unaffiliated stockholders. Accordingly, the Special Committee and the Board recommend, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Except as described in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, neither the Special Committee, the Board nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee, the Board nor the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by LQ Acquisition Inc., any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the Offer, to the knowledge of the Special Committee, the Board and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the General Corporation Law of Delaware (“DGCL”), including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

The following summarizes the material provisions of Section 262 regarding appraisal rights that would be applicable in connection with a merger. Note: Section 262 will change effective August 2, 2010.

All references in Section 262 to a “stockholder,” and in this summary to a “stockholder” or to a “holder,” are to the record holder of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in shares of Company common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights.

Notification of Merger’s Closing

Within 10 days after the closing of a short-form merger under Delaware law, the Company will notify the record holders of Shares (as of the closing date) of the consummation of the merger and of the availability of and procedure for demanding appraisal rights, and will include in such notification a copy of Section 262.

Electing Appraisal Rights

To exercise appraisal rights, the record holder of the Company’s common stock must, within 20 days after the date the Company mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to the Company. This demand must reasonably inform the Company of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: LQ Acquisition Inc. c/o Life Quotes, Inc. Suite 102 8205 South Cass Avenue Darien, IL 60561, Attn: Secretary.

Only Record Holders May Demand Appraisal Rights

Only a record holder of Shares is entitled to demand appraisal rights for the Shares in that holder’s name. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•

An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•

A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. LQ stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed

Within 120 days after the effective date of the merger, LQ or any stockholder who has satisfied the foregoing conditions may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. A person who is the beneficial holder of Shares and who made a timely and proper demand may commence an appraisal proceeding by filing a petition in such person’s own name. the Company will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law and in the manner prescribed in Section 262.

Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from the Company a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. The Company will be required to mail these statements within 10 days after it receives a written request or within 10 days after the expiration of the period for delivery of written demands for appraisal, whichever is later. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Company the statement described in this paragraph.

Appraisal Proceeding by Delaware Court

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to the Company, and the Company will then be obligated within 20 days to file with the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines the holders of Shares entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The court will appraise the Shares owned by the stockholders and determine their fair value, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. The court may determine the costs of the appraisal proceeding, which do not include attorneys’ or experts’ fees, and allocate them to the parties as the court determines to be equitable under the circumstances. Upon application of a dissenting stockholder, the court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of the Company’s common stock entitled to appraisal.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In a short-form merger, appraisal is a dissenter’s sole remedy under Delaware law. The value determined by the court for the Shares could be more than, less than or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash.

Loss, Waiver or Withdrawal of Appraisal Rights

Any Company stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the merger); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective date of the merger, then the right of that stockholder to appraisal will cease. Further, any such attempt to withdraw made more than 60 days after the effective date of the merger will require the Company’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the merger consideration, without interest.

Dismissal of Appraisal Proceeding

No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If the Company does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the consideration being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights (in which event, a former holder of Shares will be entitled to receive the merger consideration in accordance with the terms of the merger). Any stockholder who considers demanding appraisal is advised to consult legal counsel.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

If the Offer closes and the short-form merger occurs, you will be sent a separate notice of merger and appraisal rights, which will explain the steps that need to be taken if you determine to pursue appraisal rights. You do not need to take action now. The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Litigation.

The Company, LQ Acquisition, Inc., and the directors of the Company have been named defendants in one lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that the Company, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to the Company’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(Q) hereto.

Anti-Takeover and Other Provisions in the Certificate of Incorporation that Could Delay or Deter a Change of Control.

The Company’s certificate of incorporation and bylaws and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a stockholder may consider favorable. The provisions in Company’s charter documents include the following: Company has a classified Board of Directors with three-year staggered terms that will delay the ability of stockholders to change the membership on the Board of Directors; Company’s Board of Directors has the ability to issue Shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those Shares without stockholder approval; stockholder action may be taken only at a special or regular meeting; and the Company has advance notice procedures that must be complied with by stockholders for them to nominate candidates to the Board of Directors.

Furthermore, as of April 26, 2010, Bland, Thoms, and Zions, directly or indirectly controlled approximately 74% of the Company’s outstanding common stock. This high concentration of stock ownership, together with the anti-takeover measures described above, could prevent or frustrate attempts to remove or replace incumbent management, including Messrs. Bland and Thoms. These persons may act to further their interests as management rather than the interests of the public stockholders.

The foregoing could have the effect of delaying, deferring or preventing a change in control of the Company. The Company is also subject to Delaware laws that could have similar effects. One of these laws prohibits Company from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless specific conditions are met.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include mergers and certain other transactions) with such corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder.

The Company has entered into an investor rights agreement with Zions Bancorporation containing supermajority board voting provisions So long as Zions holds 40% of the 2,400,000 Shares issued to them, or approximately 35% of the Shares outstanding as of March 31, 2010, the investor rights agreement Company signed with Zions gives Zions the right to nominate or appoint one member of Company’s Board of Directors. The Company must also receive a vote of 75% of Company’s directors for Company to: authorize, issue or sell any equity security (including options), other than certain specified options or pursuant to Company’s employee stock purchase plan (of which there are presently 430,488 options available for grant under the Company’s stock option plans and 63,929 Shares available for purchase under Company’s employee stock purchase plan): increase the authorized number of Shares of Company’s stock; enter into any registration rights agreement; repurchase or redeem any of Company’s securities other than on a pro rata basis; (i) merge, combine or consolidate with, or agree to merge, combine or consolidate with any entity, (ii) purchase, or agree to purchase all or substantially all of the securities of, any entity, or (iii) purchase, or agree to purchase, all or substantially all of the assets and properties of, or otherwise acquire, or agree to acquire, all or any portion of, any entity, in each case, for consideration in an amount, which when combined with all other such transactions in a fiscal year, exceeds $5,000,000; (i) merge, combine or consolidate with, or agree to merge, combine or consolidate with any entity in which it is not the surviving entity or (ii) sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets; sell or dispose of business or assets in excess of $1,000,000; alter or change materially and adversely the rights of holders of Company’s common stock; incur indebtedness or guarantees in excess of $2,500,000 individually or $5,000,000 in the aggregate; amend or propose to amend Company’s charter or bylaws; liquidate, dissolve, recapitalize, or effect a stock split or reverse stock split, or obligate ourselves to do so; engage in any other business other than the business Company is currently engaged in; or declare any dividends or distributions. The supermajority provision, combined with Zions’ right to nominate or appoint one member of Company’s Board of Directors, could discourage others from initiating a potential merger, takeover or another change of control transaction. In addition this supermajority provision could make it more difficult for stockholders to change the members and policies of the Board of Directors because any of the actions described above would require the approval of six of Company’s seven directors.

Additionally, in the investor rights agreement, Bland and Thoms and their affiliates ( the “Non-Zions Holders”) each agreed that, for so long as Zions holds 40% of the 2,400,000 Shares issued to them, to give Zions tag along rights in certain sales of Shares by the Non-Zions Holders. This means that if any of the Non-Zions Holders proposes to sell any of their Shares, subject to certain exceptions, they will afford Zions the right to participate proportionately in such sale based on the total number of Shares owned by Zions divided by the total number of Shares owned by Zions and the seller or sellers (in each case, on a fully diluted basis determined as of the close of business on the day immediately prior to the tag-along notice date). The Non-Zions Holders also granted to Zions and Zions granted to the Non-Zions Holders and to the Company, a right of first refusal with respect to certain transfers of their Shares of common stock. Zions has agreed to waive its tag along rights and its rights of first refusal under the investor rights agreement in the Share Tender Agreement to which it is a party.

Regulatory Approval.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of LQ Acquisition Inc.’s acquisition of the Shares in the Offer. LQ Acquisition Inc. may be required to provide notices to certain state insurance regulators.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes “forward-looking” statements, which are statements that relate to our future plans, earnings, objectives, expectations, performance and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include competition within the internet insurance brokerage industry, risks related to the insurance industry generally, risks related to regulation of the insurance industry, risks related to internet and electronic commerce, and risks related to having a concentrated ownership of common stock, For a more detailed discussion of these and other risk factors, see the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(2)(A)	Letter, dated July 9, 2010, from the Special Committee and the Board to the Company’s stockholders.

(a)(5)(A)	Schedule 13E-3 and Offer to Purchase, dated June 25, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(B)	Letter of Transmittal, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(C)	Notice of Guaranteed Delivery, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(E)	Guidelines for Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(F)	LQ Acquisition Inc. press release, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(H)	Letter to Board of Directors of Life Quotes, Inc. dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(I)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(J)	Presentation of Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(K)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(L)	Life Quotes, Inc. Press Release dated June 18, 2010. *

(a)(5)(M)	Investor Rights Agreement dated March 1, 2004 (incorporated by reference to Exhibit 99.2 of Form 8-K of Life Quotes, Inc., filed on March 5, 2004.) *

(a)(5)(N)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(O)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(P)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(Q)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010. *

(a)(5)(R)	Raymond James spreadsheet related to Selected Transactions Analysis.

(a)(5)(S)	LQ Acquisition, Inc. press release, dated July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.)

*	Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIFE QUOTES, INC.

By:	/s/ PHILLIP PERILLO
Name:	Phillip Perillo
Title:	Senior Vice President and Chief Financial Officer

Dated: July 9, 2010